

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 27, 2009

Robert N. Fried
President and Chief Executive Officer
ID Arizona Corp.
1105 N. Market Street, Suite 1300
Wilmington, DE 19801

> **Re:** **ID Arizona Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **File No. 333-158336**
> **Filed July 15, 2009**

Dear Mr. Fried:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the financial information included in your filing for both SearchMedia and Ideation in accordance with the requirements of Rule 8-02 of Regulation S-X.

Unaudited Pro Forma Combined Financial Statements, page 62

2. Please tell us why you have not included pro forma adjustments giving effect to SearchMedia's recent significant acquisitions.

Background of the Business Combination, page 91

3.   We note your response to prior comment 24 from our letter dated April 27, 2009. Even though you believe that the letter would not serve any useful purpose to us or provide any material or meaningful information, we would like to review the letter of intent as part of our review process. Please supplementally provide us with a copy of the letter of intent.

4.   We note your response to prior comment 25 from our letter dated April 27, 2009. Please provide additional information on how the revised financial projections differed from the December 2008 projections and supplementally provide us with the December 2008 projections and underlying assumptions.

Legal Matters, page 225

5.   We note your response to prior comment 55 from our letter dated April 27, 2009. In your response, you indicate that you have filed all opinions of counsel referenced in the Legal Matters section. We note that a form of opinion from Akerman Senterfitt has been filed as Exhibit 8.1. Please file the legal opinion from Arizona counsel as noted on your exhibit index. In addition, you have not yet filed, nor does your exhibit index reference, an opinion from Jun He Law Offices referenced in the Legal Matters section. Please file all such exhibits as soon as practicable and include them and the applicable consents in your exhibit index. We may have additional comments upon review of these exhibits.

Notes to Consolidated Financial Statements, page F-24

1. Principal activities, organization and basis of presentation, page F-24

(b) Organization and basis of presentation, page F-24

6.   We note your response to prior comment 57 from our letter dated April 27, 2009. Please confirm, if true, that at the time of the August 2007 repurchase of shares from the legal owner of Conghui there was no contemplation of the dissolution of the company's arrangement with the legal owner of Conghui in October 2007.

7.   You state that part of the Series B share placement proceeds were designated for repurchase of shares from Conghui's legal owner and that the consideration paid per share was based on a good faith and arms length negotiation between the Series B investors and Conghui's legal owner. Please clarify whether this arrangement required the consent of the owners of Dale and/or Sige, who it appears were the majority shareholders of the company at that time. Also please explain why the company, if applicable, and the Series B investors agreed to this designation, and how it benefited the company and/or the Series B investors. In

that regard, it is unclear why the allocation of proceeds from the sale of the Series B shares would be of concern to the Series B investors unless it affected the value of the consideration they were required to pay. Please advise us in detail.

8.   We note your response to prior comment 59 from our letter dated April 27, 2009. Please disclose the amounts of cash dividends paid to the registrant for each of the last three fiscal years, or since inception, by consolidated subsidiaries, unconsolidated subsidiaries and 50 percent or less owned persons accounted for by the equity method. Refer to Rule 12-04(b) of Regulation S-X.

3. Acquisitions, page F-34

9.   We note your response to prior comment 60 from our letter dated April 27, 2009. Please tell us what financial statements the company used to measure the significance of SearchMedia's recent acquisitions and how they determined the appropriate periods used for comparison. Include reference to authoritative literature used as guidance. Also confirm for us, if true, that none of the businesses acquired by SearchMedia during 2008 met the significance conditions in Rule 8-04(b) of Regulation S-X by 40% or more.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Adviser, at (202) 551-3273, or me, at (202) 551-3257, with any other questions.

Sincerely,

/s/ Celeste M. Murphy
Legal Branch Chief

cc: Teddy D. Klinghoffer, Esq. & Michael Francis, Esq.
        Akerman Senterfitt
        Via facsimile: (305) 374-5095